File No. 70-9543


                           UNITED STATES OF AMERICA
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



Application of Northeast Utilities        )  CERTIFICATE PURSUANT TO RULE 24
and Northeast Generation Services Company )  UNDER THE PUBLIC UTILITY HOLDING
on Form U-1                               )  COMPANY ACT OF 1935

     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the use of proceeds of financing transaction for investment in Exempt Wholesale Generators. (HCAR No. 35-27148, March 7, 2000, File No. 70-9543) ("Order").

     For the quarter ended September 30, 2003, the following information is reported pursuant to the Order.

1) A computation in accordance with rule 53(a) (as modified by the Commission's order in this proceeding) of NU's aggregate investment in EWGs.

     As of September 30, 2003, NU's aggregate investment in EWGs was approximately $448.2 million, or 55.8% of its average Consolidated Retained Earnings for the most recent four quarters of approximately $802.7 million.

2) Consolidated capitalization ratios of NU as of the end of that quarter, with consolidated debt to include all short-term debt and non-recourse debt of the EWG:

     NU Consolidated Capitalization

     --------------------------------------------------------------------------
                                               As of September 30, 2003
     --------------------------------------------------------------------------
                                           (Thousands of Dollars)      %
                                                                      ---

     Common shareholders' equity                  $2,254,292         33.4%
     Preferred stock                                 116,200          1.7
     Long-term and short-term debt                 2,604,549         38.6
     Rate reduction bonds                          1,772,637         26.3
                                                  ----------        -----
                                                  $6,747,678        100.0%
                                                  ==========        =====

 3) Analysis of the growth in consolidated retained earnings which segregates total earnings growth of Northeast Generation Company (NGC) from that attributable to other subsidiaries of NU.

     Retained earnings statement as of September 30, 2003:

     --------------------------------------------------------------------------
                                                     NGC        NU Consolidated
     --------------------------------------------------------------------------
                                                      (Thousands of Dollars)

     Beginning balance as of July 1, 2003          $37,962          $798,796
     Additions:
       Net income                                    7,919            39,238
     Deductions:
       Dividends declared-common shares              7,500                71
                                                   -------          --------
     Ending balance as of September 30, 2003       $38,381          $837,963
                                                   =======          ========
     --------------------------------------------------------------------------

4) A statement of revenues and net income for the EWG for the twelve months ending as of the end of that quarter.

     --------------------------------------------------------------------------
     Twelve Months Ended September 30, 2003              NGC
     --------------------------------------------------------------------------
                                                (Thousands of Dollars)

     Revenues                                         $141,623
     Net Income                                       $ 38,562
     --------------------------------------------------------------------------



                                   SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.


NORTHEAST UTILITIES



/s/ John P. Stack
    -------------
    John P. Stack
    Vice President - Accounting and Controller
    Northeast Utilities
    P.O. Box 270
    Hartford, CT 06141-0270
    November 26, 2003